Exhibit 2
                                                                       ---------

               [THIRD POINT MANAGEMENT COMPANY L.L.C. LETTERHEAD]



January 13, 2004

Mr. Steven J. Shulman
Chief Executive Officer
Magellan Health Services Inc.
6950 Columbia Gateway Drive, Suite 400
Columbia, MD 21046

Dear Mr. Shulman:

Please be advised that certain entities controlled by Third Point Management Company L.L.C have acquired a 7.6% stake in Magellan Health Services ("the Company") amounting to 2,047,443 shares. We acquired this stake by accumulating the senior subordinated debt securities of the company over the past six months that were exchanged for equity when the company emerged from bankruptcy on January 6, 2004.

At the time that we made our initial bond purchases in July (at prices equivalent to $464 per $1,000 or approximately $14 per share on an exchanged basis - excluding rights) we believed that significant growth opportunities existed for the Company in the public segment and that new management had made great strides in integrating and rationalizing what used to be an over-leveraged roll-up. We were further impressed by the restructuring accomplishments made by yourself and advisory firm, Houlihan, Lokey, Howard and Zukin.

Even after the significant appreciation in the Company's securities, we remain optimistic about the Company's prospects and believe that the current valuation of the Company is modest compared to its peers. A bounty of new potential state business in 2004, a de-leveraged balance sheet that better enables the company to bid for new public sector business, potential cost savings from systems integration, a better than expected resolution regarding Tenncare, an improving economy likely leading to lower member utilization of psychiatric services, and an excellent management team lead us to our sanguine views.

Finally, we are delighted that as a significant investor, Onex Corporation possesses a sound understanding of the business and will provide an active voice on the Board.

We look forward to sharing in the Company's future success.

Very truly yours,

/s/ Daniel S. Loeb

Daniel S. Loeb